

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2020

Mark Palumbo
Chief Executive Officer
CannAssist International Corp
1548 Loch Ness Dr.
Fallbrook, CA 92028

>   **Re: CannAssist International Corp**
>   **Form 10-K for the Fiscal Year Ended December 31, 2019**
>   **Filed April 8, 2020**
>   **File No. 000-55809**

Dear Mr. Palumbo:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

ITEM 9A. Controls and Procedures, page 28

1.   You disclose on page 28 that "As of the end of the period covered by the Report, we had failed to adequately invest in personnel and systems to accumulate, record and properly report on our results of operations." Please explain to us if such failure amounted to material weaknesses to be disclosed similar to disclosures made in your Form 10-Q for the Quarter Ended March 31, 2020. Please tell us how management was able to conclude that your disclosure controls and procedures and your internal control over financial reporting were effective at December 31, 2019 in light of your aforementioned disclosure, and amend your filing if your conclusions were incorrect. In amending your filing, please assure that you discuss remediation plans in place to address the material weaknesses, including how long you estimate it will take to complete the plans, and estimated costs, if material.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ibolya Ignat at 202-551-3636 or Angela Connell at 202-551-3426 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences